Presto Automation Inc.

985 Industrial Road
San Carlos, CA 94070

January 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Presto Automation Inc.
Registration Statement on Form S-1
Filed December 16, 2022, as amended
File No. 333-267979

Dear Ms. Pierce:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Presto Automation Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Washington D.C. time on January 9, 2023, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 or Laura Katherine Mann of White & Case LLP at (713) 496-9695 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Presto Automation Inc.

By:	/s/ Rajat Suri
Name: Rajat Suri Title: Chief Executive Officer

cc:	Susan Shinoff, General Counsel, Presto Automation Inc.